

August 26, 2022

Jonas Grossman
Chief Executive Officer
Chardan NexTech Acquisition 2 Corp.
17 State Street, 21st Floor
New York, New York 10004

> **Re: Chardan NexTech Acquisition 2 Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed on August 12, 2022**
> **File No. 333-266273**

Dear Mr. Grossman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2022 letter.

Form S-4/A filed August 12, 2022

Unaudited Pro Forma Condensed Combined Financial Information, page 220

1. We note your response to prior comment 3. We also note that the terms of your Earnout Agreement provide for the issuance of Earnout Shares if a change of control transaction is announced with an imputed share price of New Dragonfly common stock of at least $22.50, on or prior to the Second Earnout Period, or $32.50, on or prior to the Third Earnout Period. Please explain to us how the contractual terms of your agreement would determine how the price per share is calculated in a situation where a change in control event involves an offer being made for the total value of the Company's assets, rather than an offering price on a per-share basis. For example, please clarify whether the price per-share is calculated by dividing the transaction price by the number of outstanding shares

that includes, or excludes, the shares issuable under the Earnout Agreement. As part of your response, please specifically address how you determined the method, or each of the methods, if applicable, used to determine the price per share is consistent with your conclusion that the Earnout Agreement is indexed to the Company's own stock under ASC 815-40-15.

Financial Statements, page F-1

2. Please provide updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Exhibits

3. We note your response to prior comment five and your disclosure in the headings of certain exhibits. If you intend to redact information pursuant to Item 601(b)(2)(ii) or Item 601(b)(10)(iv) of Regulation S-K, please revise to mark each applicable exhibit to indicate, if true, that portions of the exhibit have been omitted, and include a footnote to state that certain information has been excluded from relevant exhibits because it is both not material and the type of information that the registrant treats as private or confidential. Please also include a similar statement at the top of the first page of each redacted exhibit. Refer to Item 601(b)(2)(ii) and Item 601(b)(10)(iv) of Regulation S-K.

General

4. We note your response to our prior comment 7. Please clearly disclose the amount of securities being registered in this prospectus as a result of the business combination. Please also disclose if any, and what amount, of the securities being issued to Dragonfly holders in connection with the business combination are being registered at a later date pursuant to a registration rights agreement.

You may contact Heather Clark, Staff Accountant, at (202) 551-3624 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing